[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 15, 2020

VIA EDGAR AND FEDERAL EXPRESS

Ms. Julie Griffith

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	SelectQuote, Inc.

Draft Registration Statement on Form S-1

Submitted November 27, 2019

CIK No. 0001794783

Dear Ms. Griffith:

On behalf of SelectQuote, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2019 (the “Comment Letter”) relating to the above-referenced submission (the “Confidential Submission”). The Company is concurrently confidentially submitting Amendment No.1 to the above-captioned Confidential Submission (“Amendment No. 1”) via EDGAR, and five courtesy copies of Amendment No. 1 marked to show changes to the Confidential Submission are being sent to the Staff under separate cover.

For the convenience of the Staff, each of the Staff’s comments is reproduced below in bold and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All page references in the responses set forth below refer to pages of Amendment No. 1.

Prospectus Summary, page 1

1.

Please revise the Prospectus Summary to clearly describe your business and revenue model. Please emphasize your role as insurance intermediary rather than insurance carrier, clarify the process of generating business and transferring it to policy writers, explain the reasons that you do not bear underwriting risks, and highlight the fact that your revenue is paid by your “insurance carrier partners,” who act as your customers for this purpose. Finally, please clarify that insurance consumers with whom you interact and to whom you sell policies do not generate revenue for the company directly.

Response: In response to the Staff’s comment, pages 1, 2 and 66 of Amendment No. 1 have been revised to address the Staff’s comment.

2.

Please add to the Prospectus Summary a description of your Senior Secured Credit Facility, including the outstanding balance, and the payments, in the aggregate of $275 million, that you made with funds from the facility to holders of your stock and options on November 20, 2019. In this regard, we note the information on page F-17 of the financial statements. In addition, please provide us with your analysis at to whether any of these payments triggered disclosure pursuant to Item 11 of Form S-1 and Item 404 of Regulations S-K (Transactions with Related Persons . . . ).

Response: In response to the Staff’s comment, pages 10 and 11 of Amendment No. 1 have been revised to address the Staff’s comment.

The Company respectfully submits that the distribution payments in the aggregate of $275 million made with funds from the facility to all holders of stock and options on November 20, 2019, does not trigger disclosure pursuant to Item 11 of Form S-1 and Item 404 of Regulation S-K. Subparagraph 7(c) of the Instructions to Item 404(a) of Regulation S-K provides that disclosure need not be provided pursuant to Item 404(a) if “[t]he interest of the related person arises solely from the ownership of a class of equity securities of the registrant and all holders of that class of equity securities of the registrant received the same benefit on a pro rata basis.” The distribution by the Company on November 20, 2019 was made on a pro rata basis to holders of record of all classes of the Company’s stock and outstanding stock options (regardless of vesting status) and there were no additional or special benefits received by any related persons in connection with the distribution.

Ms. Julie Griffith

January 15, 2020

3.	Please disclose the date of the company’s incorporation in Delaware.

Response: In response to the Staff’s comment, page 11 of Amendment No. 1 has been revised to address the Staff’s comment.

4.

Please revise the Prospectus Summary to explain each defined term at first use. In particular, define any terms that relate to your business model where they first appear in the prospectus, rather than later in the document.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 1 to address the Staff’s comment.

5.

In the second paragraph under “Our Company” on page 1, please revise the reference to “many years” of accumulated data to quantify the relevant period. Also, please quantify the number of years the company has been acting as an insurance intermediary.

Response: In response to the Staff’s comment, pages 1 and 66 of Amendment No. 1 have been revised to address the Staff’s comment.

6.	Regarding your agents, in the first paragraph on page 4, please balance your retention rate disclosure for your top performing agents by also providing such information for all your agents as a group.

Response: In response to the Staff’s comment, pages 3 and 68 of Amendment No. 1 have been revised to address the Staff’s comment.

7.

Please expand your discussion of “data scientists” on page 4 to explain what functions these employees perform for the company and why they are integral to your business. If your technology and approach differ in significant ways from those of your competitors, please explain the differences in your prospectus.

Response: In response to the Staff’s comment, pages 4 and 69 of Amendment No. 1 have been revised to address the Staff’s comment.

8.	On page 5, in the paragraphs discussing your Life and Auto & Home segments, please clarify that the references to percentages of new premiums refer to percentages within the segment.

Response: In response to the Staff’s comment, pages 5 and 70 of Amendment No. 1 have been revised to address the Staff’s comment.

9.

In addition to the summary of risk factors that appears on page 12, please add disclosure to address the challenges your business faces, such as an evolving healthcare regulatory environment, potential changes in applicable technology and consumer outreach techniques, and systemic changes that your insurance partners may undertake with respect to how policies are sold.

Response: In response to the Staff’s comment, pages 11, 19 and 28 of Amendment No. 1 have been revised to address the Staff’s comment.

Implications of Being an Emerging Growth Company, page 12

10.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Ms. Julie Griffith

January 15, 2020

Risk Factors, page 18

11.

We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: In response to the Staff’s comment, pages 35 and 94 of Amendment No. 1 have been revised to address the Staff’s comment.

12.

We note the risk factor disclosure on page 18 highlighting risks associated with the concentration of substantial portions of your revenues in your three largest insurance partners. Please revise to identify these partners, or identify the partners in your response and tell us why you do not believe this information is material to an understanding of your business. Please refer to Regulation S-K 101(c)(vii).

Response: In response to the Staff’s comment, page 17 of Amendment No. 1 has been revised to address the Staff’s comment.

13.	Please expand the risk factor on page 26 regarding indebtedness to include the information that the debt was entered into with an affiliate to the underwriters for the IPO.

Response: In response to the Staff’s comment, page 24 of Amendment No. 1 has been revised to address the Staff’s comment.

14.

Please expand the risk factor at the bottom of page 29 to clarify what intellectual property rights the company owns and how it is protecting such rights. We note in this regard that the company does not currently have any patents or patent applications.

Response: In response to the Staff’s comment, pages 26 and 27 of Amendment No. 1 have been revised to address the Staff’s comment.

Use of Proceeds, page 44

15.

Please expand the discussion of repayment of outstanding borrowings to include a discussion of how you will complete this repayment in the event that funds generated in the offer are insufficient to address the amount owed.

Response: In response to the Staff’s comment, pages 13, 33 and 38 of Amendment No. 1 have been revised to clarify the portion of the net proceeds from this offering required to be used to repay amounts outstanding under the Senior Secured Credit Facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Costs and Expenses, page 54

16.

Please expand your disclosure regarding CAGR to include an explanation of how the projected growth in the demographic impacts your business. In addition, please balance the disclosure by noting, if true, that these expectations may not be met, and may not translate to growth in your business.

Response: In response to the Staff’s comment, pages 7, 49 and 72 of Amendment No. 1 have been revised to address the Staff’s comment.

Ms. Julie Griffith

January 15, 2020

Key Business and Operating Metrics by Segment, page 57

17.

We note disclosure of submitted and approved policies for your Senior insurance segment. Please revise your filing to provide similar disclosures for your Life and Auto & Home segments or tell us why such disclosure may not be meaningful to an investor. Additionally, since your revenues appear to be derived from approved written policies, please revise your filing to discuss any known reason(s) or trends between approved policy rates for all periods provided.

Response: In response to the Staff’s comment, pages 50, 52, 53 and 54 of Amendment No. 1 have been revised to address the Staff’s comment.

18.

We note disclosure of your lifetime value of commissions per approved policy for your Senior insurance segment on page 58. Please revise to provide similar disclosure for your Life and Auto & Home segments and discuss any known factors or trends between periods that materially impact your computed lifetime value of commissions for each segment.

Response: In response to the Staff’s comment, pages 50, 52, 53 and 54 of Amendment No. 1 have been revised to address the Staff’s comment.

19.

We note disclosure on page 58 of the significant factors that are considered in estimating the lifetime value of the commissions for your Senior segment. Please revise your filing to disclose the average time periods and the specific constraints for each type of insurance offered. Please refer to ASC 606-10-50-1(b).

Response: In response to the Staff’s comment, page 52 of Amendment No. 1 has been revised to address the Staff’s comment.

20.

We note the tabular presentation on page 59 of your per unit economics for the sum of Approved Medicare Advantage and Medicare Supplement policies. Please tell us and revise your filing to explain the importance of these metrics including addressing the following:

•	Explain why these metrics are presented combined for both Medicare Advantage and Medicare Supplement policies as opposed to individually;

•	Explain how each of the amounts “per MA/MS policy” were derived; and

•	Explain how the Revenue/CAC multiple is calculated based upon the information provided in the table.

Response: In response to the Staff’s comment, page 53 of Amendment No. 1 has been revised to address the Staff’s comment.

21.

As a related matter, please tell us why you have not provided similar disclosure of your Per Unit Economics tabular presentation for your Life and Auto & Home segments or revise your filing accordingly.

Response: In response to the Staff’s comment, pages 50, 53 and 54 of Amendment No. 1 have been revised to address the Staff’s comment.

22.

We note disclosure of the total premium values for your Life and Auto & Home segments in the tabular disclosures beginning on page 59, which is defined as the total premium value for all policies that were approved by the relevant insurance carrier for each period provided. Please revise your filing to clarify whether the premium amounts disclosed represent revenues earned, and if so, please clarify how these disclosed amounts relate to the disaggregated revenue disclosures on page 66.

Response: In response to the Staff’s comment, pages 54, 55 and 56 of Amendment No. 1 have been revised to address the Staff’s comment.

Ms. Julie Griffith

January 15, 2020

Results of Operations, page 61

23.

Please revise your filing to disclose your written policies outstanding for each insurance segment and for each period presented along with a balanced discussion of how your revenues and corresponding expenses incurred relate to both approved written policies during the year and outstanding written policies for which you continue to recognize commission revenues.

Response: In response to the Staff’s comment, pages 55 and 56 of Amendment No. 1 have been revised to address the Staff’s comment.

24.

We note your production bonus and other revenue increased $14.4 million during fiscal year 2019 primarily due to the increase in marketing development funds received for your Senior segment. Please tell us and consider revising your filing to disclose the total amount of marketing development funds received for each period and your accounting for both the revenues and corresponding expenses incurred with respect to these marketing development funds.

Response: In response to the Staff’s comment, page 56 of Amendment No. 1 has been revised to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Operating Costs and Expenses, page 62

25.

Please revise to provide an enhanced discussion of each of the significant components of your Cost of Revenues and Marketing and Advertising expenses. Additionally, please discuss the reason(s) for and the drivers behind noted variability in these expenses for each period presented as well as any known trends that impact comparability between periods. Please refer to Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, pages 56 and 57 of Amendment No. 1 have been revised to address the Staff’s comment.

Our Insurance Carriers, page 79

26.

Please revise to disclose the names of the primary Insurance Carrier Partners who underwrite the insurance for each of the three markets you describe on page 80, and the approximate number of partners that you work with in each segment.

Response: In response to the Staff’s comment, page 71 of Amendment No. 1 has been revised to address the Staff’s comment.

27.

Please expand this section to include a discussion of what underwriting tasks are undertaken by the insurance partner and what tasks, if any, are performed by the company in the course of its price quotation activities. If this action is subject to contractual agreement, please disclose the substance of the related contract or tell us why you do not believe it to be material.

Response: In response to the Staff’s comment, pages 1 and 66 of Amendment No. 1 have been revised to address the Staff’s comment.

Our Market, page 79

28.

Please revise the disclosure in this section to clarify that you market the products provided by your insurance partners to consumers, and are in turn paid commissions by those partners. Please clarify that the “market” for insurer’s products is separate from the “market” for your services to those partners.

Response: In response to the Staff’s comment, pages 2, 6, 66 and 71 of Amendment No. 1 have been revised to address the Staff’s comment.

Ms. Julie Griffith

January 15, 2020

Competition, page 84

29.	Please revise your disclosure to name any key competitors who are also professional insurance intermediaries and describe your position in the market in relation to such key competitors.

Response: In response to the Staff’s comment, pages 75 and 76 of Amendment No. 1 have been revised to address the Staff’s comment.

General

30.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response: The Company respectfully advises the Staff that the Company will provide the Staff with mockups of any additional pages that include any pictures or graphics to be presented, including any accompanying captions, if any, prior to circulating preliminary prospectuses.

*         *         *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1396.

Very truly yours,

/s/ Mark F. Veblen

Mark F. Veblen

Enclosure

cc:	Tim Danker (SelectQuote, Inc.)

Raffaele Sadun (SelectQuote, Inc.)

Daniel A. Boulware, Esq. (SelectQuote, Inc.)

Jonathan L. Freedman, Esq. (Sidley Austin LLP)

Samir A. Gandhi, Esq. (Sidley Austin LLP)